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Exhibit 99.7

HAp Coating Successfully Completes Safety Trials
September 13, 2004

September 13, 2004, MIV Therapeutics Inc. (MIVT:OTCBB), announced today the successful completion of in vivo safety studies on its proprietary, biocompatible Hydroxyapatite (HAp) nano-film coating, designated for passive application on cardiovascular stents and other implantable medical devices. The results of this study have shown that the stent coating is safe and did not cause any adverse arterial response.

The scientific panel conducting the study concluded that "HAp coated stents passed all outlined safety criteria and there were no signs of adverse reaction to the coating. After the 28-day implant, coated stents performed favourably against control stents in that they displayed an advanced stage of healing, with complete endothelialization, a stable neointima and very few luminal monocytes. Dr. Tom Troczynski, Ph.D., MIVT Vice President of Coatings and Professor of Ceramics at The University of British Columbia stated, " Positive results from these animal safety studies performed on our passive, nano-film HAp coating provide a sound foundation for our other advanced coating technologies which are intended to broaden the scope of potential applications to include a range of implantable medical devices. These devices and implants may greatly benefit from the unique and completely biocompatible properties of Hydroxyapatite. Our research and development program at the University of British Columbia is in the final stages of developing HAp coatings with considerable drug eluting capabilities.

HAp coated stainless steel and cobalt-chromium coronary stents were evaluated through in vivo tests in rabbit iliac arteries to determine implant safety and tissue response. Stents were examined after 3 days to determine both sub-acute thrombosis and the overall short-term response. Another, group of animals was dedicated to the analysis of neointimal hyperplasia and medium-term healing effects 28 days after implantation.

MIV Therapeutics collaborated with DISA Vascular (Pty.) Ltd. to plan and supervise the study. DISA Vascular has a successful record in the design and development of coronary and peripheral arterial stents. The animal trial titled "In Vivo testing of Hydroxyapatite-coated Stents" was conducted at the University of Cape Town. The histology studies were supervised by Dr. Benedict
J. Page, Ph.D., at the Department of Anatomy and Histology, Faculty of Health Sciences of Stellenbosch University, South Africa. Neither of these institutions, nor the investigators involved in the above study, had any vested interest in the sponsors of the study. The study was conducted in line with recommendations provided in U.S. FDA 21 CFR, part 58, GLP (Good Laboratory Practices) regulations, ISO 14630: 1997, EN 12006-3:1999 prEN 14299: 2001and
additional guidelines provided by leading stent researchers (Scwartz and Edelman, Circulation 2002;106:1867-1873), in compliance with CE Mark and FDA requirements.

Dr. Page noted: "Acute vessel injury and the physical presence of a stent in the vasculature stimulate the recruitment of inflammatory cells to the site of injury, the migration and proliferation of smooth muscle cells and resultant neointimal hyperplasia. These processes present tremendous opportunities for novel stent coatings such as MIV Therapeutics' hydroxyapatite coating. The histology results in this study have shown that the stent coating does not cause any adverse arterial response and has demonstrated safety in the rabbit model."

Dr Greg Starke, Ph.D., of DISA Vascular summarized: "The tests showed that the hydroxyapatite-coated stents passed all defined safety criteria and there were no signs of excessive inflammation, thrombosis or other adverse reactions to the coating."

Alan Lindsay Chairman, President and CEO of MIVT commented, "We are excited by the positive outcome of these preliminary animal studies which were executed and validated by independent experts in our field of investigation. The successful completion of these studies performed on our proprietary nano-film coating marks another critical milestone in the history of our company. The results support our firm belief in the exceptional performance of our biocompatible coating technologies. We are now ready to proceed to the next phase of development that will bring us closer to the commercialization of our coating technology."




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About DISA Vascular (Pty.) Ltd.

DISA Vascular (Pty) Ltd. is an ISO 9001 and EN ISO 13485 certified company that specializes in the design and development of stents and related technologies, and has expertise in performing preclinical evaluations of stents and stent coating technologies, facilitated by research relationships with top research institutions in South Africa.

About the Stellenbosch University.

Stellenbosch University is a leading academic and scientific research institution in South Africa. The University is ranked among the top four higher education institutions in South Africa in research productivity and is the forerunner in South Africa in establishing industry partnerships mostly through the South African government-supported funding.

About the University of Cape Town.

The University of Cape Town (UCT) is one of the leading research universities in South Africa due to the high number of researchers seen as world leaders in their fields. UCT's Faculty of Health Sciences is the oldest medical school in Southern Africa and, together with Groote Schuur Hospital, has been responsible for the world's first heart transplant in 1967, and for pioneering research that led to the development of the CAT scanner and the resultant award of the Nobel Prize in Physiology or Medicine to Allan Cormack in 1979.

About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis. A Collaborative Research Agreement (CRA) between MIVI and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of HAp as a drug eluting coating. Hydroxyapatite is a biocompatible, porous material that makes up the bone mineral and the matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Please visit www.mivtherapeutics.com for more information.

Investor Inquiries:
Dan Savino
Investor Relations, MIV Therapeutics
Ph: 1 800 221-5108 ex.16
Fax: 604 301-9546
Email: dsavino@mivi.ca

Product inquiries and business opportunities:
Arc Rajtar
arajtar@mivi.ca
(604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.